15049150

MR

ITEDSTATES
DEXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH. D.C.
201

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50009

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAE INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7310 Dahr Court
(No. and Street)

Parkland (City) FL (State) 33067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum + Company, PA
(Name – *if individual, state last, first, middle name*)

1688 Meridian Ave, Suite 504 (Address) Miami Beach (City) FL (State) 33139 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW
3/13

OATH OR AFFIRMATION

I, Marc Glazer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAE Investments, Inc. of 12/31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Tammy Cartwright
My Commission EE148769
Expires 11/27/2015

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAE INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

TABLE OF CONTENTS

BAUM & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1688 MERIDIAN AVENUE, SUITE 504
MIAMI BEACH, FLORIDA 33139
(954)752-1712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
JAE Investments, Inc.
Parkland, Florida

We have audited the accompanying financial statements of JAE Investments, Inc.(a Florida corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder equity, changes in liabilities and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. JAE Investments, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of JAE Investments, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The report includes the following supplemental schedules: Schedule I - Statement of computation of net capital requirements, Schedule II – Statement of Computation of basic capital requirements, Schedule III – Reconciliation of net capital, Schedule IV – Computation of aggregate indebtedness has been subjected to audit procedures performed in conjunction with the audit of JAE Investments, Inc.'s financial statements. The supplemental information is the responsibility of JAE Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baum & Company, P.A.
Miami Beach, Florida
February 24, 2015

Baum & Company P.A.

JAE INVESTMENTS, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2014

ASSETS

Assets:	
Cash in bank and cash equivalents	$ 136,949
Commission receivable	4,200
Marketable securities	14,388
Total Assets	$ 155,537

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts Payable & accrued expenses	$ 25,000
Stockholder's equity	
Common stock, par value $1.00, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in-capital	48,500
Retained earnings	81,037
Total Stockholder's equity	130,537
Total liabilities and stockholder's equity	$ 155,537

See accompanying notes to financial statements.

JAE INVESTMENTS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

Revenues	$ 43,349
Operating expenses	
Professional fees	3,510
Compensation and other benefits	25,000
Other operating expenses	2,255
Total operating expenses	30,765
Net Income before other income	12,584
Other income	
Interest income and gains on marketable securities	2,450
Net Income before provision for income taxes	15,034
Provision for income taxes	- 0 -
Net Income	$ 15,034

See accompanying notes to financial statements.

JAE INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Cash Flows from operating activities:	
Net Income	$15,034
Adjustments to reconcile net income to net cash provided by operating activities:	
Net change in value of marketable securities	(2,448)
Changes in assets and liabilities:	
Increase in commissions receivable	(800)
Net cash provided by operating activities	11,786
Cash from financing activities:	
Contribution of capital	25,000
Net cash from financing activities:	
Net increase in cash	36,786
Cash and cash equivalents - beginning	100,163
Cash and cash equivalents - ending	$136,949
Supplemental cash flow disclosures:	
Income taxes paid	$ - 0 -
Interest expense paid	$ - 0 -

See accompanying notes to financial statements.

JAE INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance - 12/31/13	$ 1,000	$ 23,500	$ 66,003
Paid in Capital	- 0 -	25,000	- 0 -
Net Income	- 0 -	- 0 -	15,034
Balance - 12/31/14	$ 1,000	$48,500	$ 81,037

See accompanying notes to financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of Business

The Company was incorporated on December 5, 1996 in the State of Florida. The Company has registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as an non-carrying broker/dealer. Consequently, its record keeping is in accordance with rules and regulations prescribed by these agencies.

B.) Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes money market accounts and certificated of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

Income Taxes

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholder. Therefore, no provision for income taxes has been made in the financial statements. The Company may be subject to a taxing agency examination for the years 2011 through 2013. Currently the Company is not aware of any potential tax issues.

D.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2014 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Revenue Recognition

The Company is on the accrual basis of accounting. The Company, due to the materiality of commissions, has recognized commission income in the month earned, rather than the in the period received.

G.) Recent Accounting Pronouncements

The Company upon review of recently issued accounting pronouncements to have a significant impact on the Company's result of operations, financial position or cash flows for the year ended December 31, 2014.

In July 2013, the SEC issued Release No. 34-70073, Broker-Dealer Reports, and Release No. 34-70072, Financial Responsibility Rules for Brokers-Dealers, which amended the broker-dealer reporting rules under the Securities Exchange Act of 1934. The Company has enacted the provisions applicable to their operations.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

G.) Recent Accounting Pronouncements – continued

The Dodd-Frank Act amended SOX to give the PCAOB full oversight authority over audits of all broker-dealers including non-issuers, which includes standard setting, inspection, and enforcement. Additionally, this provision requires that all audits, for periods ending on or after June 1, 2014, be performed in accordance with standards issued by the PCAOB.

H.) Property and Equipment

Property and equipment are depreciated over their useful lives utilizing the straight-line method over their useful lives of approximately 5-7 years. Minimal expenditures for office equipment are expensed as incurred.

NOTE 2 NET CAPITAL

FINRA imposes certain restrictions on the Company, the most significant of which is to maintain a minimum net capital of $45,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 6 MARKETABLE SECURITIES

Investments are valued at fair market value in accordance with ASC 820. This year's increment in market value of represents an unrealized gain on investments of $ 2,448 which was reflected as other income in the current year's statement of operations.

NOTE 7 RELATED PARTY TRANSACTIONS

In 2014, the Company compensated its President and sole shareholder in the form of various expenditures for insurance, automobile lease payments and retirement pension plan contributions. There was no salary for 2014. The shareholder of the Company provides pursuant to an informal agreement for its office facilities for the Company's operations at no charge.

NOTE 8 RETIREMENT PLAN

The Company has approved an employee benefit plan named " JAE Investments, Inc. Defined Benefit Pension Plan and Trust" with an effective date commencing January 1, 2006. The Pension Plan's maximum amount of contribution is determined by an actuary using certain mortality and interest rate assumptions. Effectively, the amount of the employer's contribution is discretionary, thus any amount from zero to the maximum as determined actuarially is allowable under the plan's provisions. In the year ended December 31, 2014, it was estimated that the accrued benefit would be at least $ 25,000.

NOTE 9 SUBSEQUENT EVENTS

The Company has evaluated subsequent events from its year end through the date whereupon the financial statements were issued and has determined that there are no items to disclose through February 24, 2015.

JAE INVESTMENTS, INC.

Schedule I
Supplemental Information
STATEMENT OF COMPUTATION OF CAPITAL REQUIREMENT
DECEMBER 31, 2014

Total assets	$ 155,537
Less: liabilities 25,000	—
Net capital before other charges	130,537
Charges against capital	
Unallowable commission receivable	(4,200)
Haircut on marketable securities	(719)
Haircuts on money market	(560)
	(5,479)
Net capital	$ 125,058

Schedule II
Supplemental Information
STATEMENT OF COMPUTATION OF BASIC CAPITAL REQUIREMENT
DECEMBER 31, 2014

Net capital	$ 25,058
Net capital required	45,000
Excess net capital	$ 80,058
Net capital less 120% of minimum dollar net capital required	$ 71,058

Schedule III
Supplemental Information
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2014

Net capital per Audited Financial Statements	$ 125,058
Net capital per Focus Report - Part II A	125,058
Net differences	$ - 0 -

Schedule III
Supplemental Information
COMPUTATION OF AGGREGATE INDEBTIVENESS
DECEMBER 31, 2014

Total liabilities from statement of financial condition	$ 25,000
Percentage of aggregate indebtedness to net capital	20.0 %

BAUM & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1688 MERIDIAN AVENUE, SUITE 504
MIAMI BEACH, FLORIDA 33139
(954)752-1712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
JAE Investments, Inc.
Parkland, Florida

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JAE Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which JAE Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(1) (the "exemption provisions") and (2) JAE Investments, Inc. stated that JAE Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. JAE Investments, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JAE Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baum & Company, P.A.
Miami Beach, Florida
February 24, 2015

Baum & Company P.A

JAE Investments, Inc.
7310 Dover Court
Parkland, FL 33067

JAE Investments, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1)-(4). The following statements are made to the best knowledge and belief of Marc Glazer, its President.

The firm claims an exemption from 17 C.F.R § 240.15c3-3 under the provisions provided from 17 C.F.R. § 240.15c3-3(k)(1).

Furthermore, JAE Investments, Inc. met, without exception, the aforementioned exemptive provision throughout the entire 2014 fiscal year.

JAE INVESTMENTS, INC.

I, Marc Glazer, affirm, to the best of my knowledge and belief, this Exemption Report is true and correct.

Marc Glazer
President

Dated February 24, 2015